UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Seadrill (the "Company") dated November 26, 2012, announcing the Company's financial results for the third quarter and nine months ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: December 6, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Third quarter and nine months 2012 results

Highlights
•	Seadrill generates third quarter 2012 EBITDA*) of US$574 million
•	Seadrill reports third quarter 2012 net income of US$216 million and earnings per share of US$0.40
•
Seadrill distributes an increased third quarter regular cash dividend of US$0.85 per share and also resolves to distribute an accelerated dividend of US$0.85 per share for the fourth quarter 2012, in December 2012

•	Seadrill ordered a new ultra-deepwater drillship for an all-in cost of US$600 million
•	Seadrill issued US$1 billion in unsecured notes due 2017

Subsequent events
•	Seadrill announces the potential sale of 18 tender rigs to SapuraKencana Petroleum Bhd. for a total consideration of US$2.9 billion
•	Seadrill Partners LLC lists its common units on the NYSE raising US$207 million
•	Alf C.Thorkildsen resigns as CEO of Seadrill Management AS, Fredrik Halvorsen appointed as the new CEO
•
Seadrill secures a five-year commitment with Husky for the newbuild ultra-deepwater semi-submersible rig West Mira for operations offshore Canada, with an estimated total revenue potential of US$1.2 billion

•	Seadrill secures contracts with an estimated revenue potential of US$820 million for seven jack-up rigs, of which five are newbuilds
•	Seadrill increases its ownership stake in Asia Offshore Drilling to 65.94% and submits mandatory offer for the remaining shares
•	Seadrill`s majority owned subsidiary, North Atlantic Drilling Ltd. submits its initial registration statement to the SEC
•	A subsidiary of Seadrill signs a Letter of Agreement (LOA) to acquire the ultra-deepwater semi-submersible rig Songa Eclipse for US$590 million

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
Third quarter and nine months 2012 results

Consolidated revenues for the third quarter of 2012 amounted to US$1,092 million compared to US$1,122 million in the second quarter 2012.

Operating profit for the quarter was US$413 million compared to US$483 million in the preceding quarter.

Net financial items for the quarter showed a loss of US$158 million compared to a gain of US$114 million in the previous quarter, due largely to recording an accounting gain of US$253 million related to the merger of SapuraCrest Petroleum Bhd (SapuraCrest) and Kencana Petroleum Bhd (Kencana) in second quarter 2012, as well as gains on derivatives and foreign exchange losses in the current quarter. Included in results from associated companies is a US$53 million loss from our 39.9 percent equity associate, Archer Limited.

Income taxes for the third quarter were US$39 million, down from US$43 million in the previous quarter.

Net income for the quarter was US$216 million representing basic earnings per share of US$0.40.

The Company reports operating revenues of US$3,264 million, operating income of US$1,351 million and a net income of US$1,207 for the nine months ended September 30, 2012. This compares to operating revenues of US$3,133 million, operating income of US$1,340 million and a net income of US$1,589 for the nine months ended September 30, 2011.

Balance sheet
As of September 30, 2012, total assets amounted to US$19,479 million, an increase of US$545 million compared to June 30, 2012.

Total current assets increased from US$1,972 million to US$2,298 million over the course of the quarter primarily related to an increase in cash and cash equivalents.

Total non-current assets increased from US$16,962 million to US$17,181 million mainly due to payments for the first installment for West Carina and the second installment for West Saturn.

Total current liabilities increased from US$2,788 million to US$2,896 million largely due to an increase in current portion of long-term debt.

Long-term interest bearing debt increased from US$8,376 million to US$9,296 million over the course of the quarter and net interest bearing debt increased from $10,010 million to US$10,354 million.

Total equity decreased from US$6,715 million to US$6,567 million as of September 30, 2012. The decrease is mainly due to net income offset by paid dividends.

Cash flow
As of September 30, 2012, cash and cash equivalents amounted to US$518 million, which corresponds to an increase of US$242 million compared to the previous quarter. Net cash from operating activities for the period was US$1,349 million whereas net cash used in investing activities for the same period amounted to US$989 million, primarily related to additions to newbuildings. Net cash used for financing activities was US$325 million mainly due to dividend payments and net proceeds from debt.

Outstanding shares
As of September 30, 2012, the issued common shares in Seadrill Limited totaled 469,121,774 adjusted for our holding of 129,159 treasury shares. In addition, we had stock options for 3.9 million shares outstanding under various share incentive programs for management, out of which approximately 2.0 million had vested and are exercisable.

Seadrill Partners LLC (SDLP)
On October 19 SDLP started trading on the NYSE following a successful IPO at unit price of US$22.0. The listing of SDLP is a landmark transaction for the offshore drilling industry as it is the first offshore drilling MLP in history. SDLP raised through the offering US$207 million net of transaction fees. Seadrill received the funds raised in the offering and 75.7 percent ownership in SDLP in return for selling ownership stakes in four offshore drilling units. SDLP owns an average of approximately 30 percent in the ultra-deepwater semi-submersible rigs West Aquarius and West Capricorn, the ultra-deepwater drillship West Capella, and the semi-tender rig West Vencedor.

SDLP has the right of first refusal on acquiring any Seadrill rig with a contract length that is greater than or equal to five years. In addition, SDLP has the option to acquire the tender rigs T15 and T16. SDLP could provide an additional source of funds and lower Seadrill's cost of capital as MLP investors place a premium on cash flow stability. Based on the closing unit price of US$26.58 as of November 23, 2012 our ownership stake in SDLP represented a gross value of US$831 million.

Tender rig sale to SapuraKencana Petroleum Bhd (SapuraKencana)
In November, we entered into a non-binding agreement regarding the sale of 18 tender rigs to SapuraKencana. The transaction includes five rigs already owned jointly with SapuraKencana through VariaPerdana, as well as 10 further rigs in operation and 3 newbuilds currently under construction. The agreement does not include the tender rigs West Vencedor, T15 and T16, which have been committed to SDLP.

SapuraKencana will acquire the rigs as well as the full tender rig organization for an enterprise value of US$2.9 billion. The amount includes US$363 million in remaining capital expenditures for the newbuild program, all the debt in the tender rig business, which is expected to be approximately US$800 million as of December 31, 2012, US$187 million in a sellers note, and US$350 million in new shares in SapuraKencana that will increase our shareholding from 6.4 percent to approximately 13 percent. The remaining consideration will be funded by SapuraKencana through a mix of external borrowings, internally generated funds, and equity.

One of the main objectives of the transaction is to develop a strong leading player in the Asian oil services market and strengthen the co-operation between the companies. Seadrill will have the right to nominate two members to the SapuraKencana Board of Directors (including one alternate). Seadrill's chairman John Fredriksen is expected to be one of those members. Both parties will seek to grow their shared activities in Brazil where we were awarded three PLSV contracts by Petrobras in 2011. The shared project is currently actively involved in a new tender process in Brazil. Furthermore, a shared project between Seadrill's 39.9 percent owned subsidiary Archer Limited (Archer) and SapuraKencana will be established. The scope of such a vehicle will be to focus on developing and expanding Archer's wireline services in the Asian markets.

Closing of the transaction is subject to approval from our tender rig organization as well as from our customers. The transaction is further subject to customary due diligence procedures, closing adjustments, regulatory approvals, and agreement between the parties on the terms of the sale and purchase agreement and other ancillary transaction documents.

The combination of SapuraKencana's and Seadrill's tender rig businesses provides a strategic platform for SapuraKencana's and Seadrill's shareholders to enhance their position as part of a highly diversified and leading offshore services provider globally with multiple growth opportunities and strong value creation potential.

Operations
Offshore drilling units
Seadrill had 48 offshore drilling units in operation during the third quarter in Northern Europe, US Gulf of Mexico, Mexico, South Americas, West Africa, Middle East and Southeast Asia (including five tender rigs owned by Varia Perdana).

For our floaters (drillships and semi-submersible rigs) the economic utilization rate in the third quarter averaged 82 percent compared to 88 percent in the second quarter. The main reason behind the decrease in utilization was due to items reported in our second quarter report, the 90 days downtime on three ultra-deepwater rigs and rig moves for West Aquarius and West Hercules. Excluding rig moves our economic utilization was 88 percent for the quarter.

Our jack-up rigs averaged an economic utilization of 83 percent in the third quarter compared to 79 percent in the preceding quarter. Economic utilization for the quarter was hampered by rig moves taking longer than anticipated and the West Vigilant not starting operation before towards the end of the quarter. Excluding rig moves our economic utilization was 94 percent for the quarter.

The tender rigs average economic utilization remained high at 98 percent in the quarter, compared to 97 percent in the second quarter.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	ExxonMobil	Norway	Aug 2012	Jul 2016
West Aquarius	ExxonMobil	In transit to Canada	Jan 2013	Jun 2015
West Capricorn	BP	USA	Jul 2012	Aug 2017
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Statoil	In transit to Norway	Jan 2013	Dec 2016
West Leo	Tullow Oil	Ghana	Apr 2012	May 2016
West Mira (NB*)	Husky	South Korea – Hyundai Shipyard	Jun 2015	Jun 2020
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Pegasus	PEMEX	Mexico	Aug 2011	Aug 2016
West Phoenix **	Total	UK	Jan 2012	Jan 2015
West Rigel (NB*)**		Singapore – Jurong Shipyard
West Sirius	BP	USA	Jul 2008	Jul 2019
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture **	Statoil	Norway	Aug 2010	Jul 2015

Unit	Current client	Area of location	Contract start	Contract expiry

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2017
West Gemini	Total	Angola	Sep 2010	Sep 2017
West Navigator **	Shell	Norway	Jan 2009	Jun 2014
West Polaris	ExxonMobil	Nigeria	Nov 2011	Jan 2018
West Auriga (NB*)	BP	South Korea – Samsung Shipyard	Jun 2013	Oct 2020
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)	BP	South Korea – Samsung Shipyard	Sep 2013	Jan 2021
West Neptune (NB*)		South Korea – Samsung Shipyard
West Jupiter (NB*)		South Korea – Samsung Shipyard
West Saturn (NB*)		South Korea – Samsung Shipyard
West Carina (NB*)		South Korea – Samsung Shipyard

HE Jack-up rigs
West Elara **	Statoil	Norway	Mar 2012	Mar 2017
West Epsilon **	Statoil	Norway	Dec 2010	Dec 2014
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Apr 2014	Mar 2019

BE Jack-up rigs
West Courageous	Shell	Malaysia	Jan 2012	Jan 2013
West Defender	Shell	Brunei	Aug 2012	May 2016
West Freedom	KJO/GDF Suez	Saudi Arabia / Kuwait	Jun 2009	Jun 2013
West Intrepid	KJO	Saudi Arabia / Kuwait	May 2009	Nov 2013
West Mischief	Equion/ENI	In transit to Republic of Congo	Apr 2012	Nov 2014
West Resolute	KJO	Saudi Arabia / Kuwait	Oct 2012	Oct 2015
West Vigilant	Talisman	Malaysia	Oct 2012	Oct 2013
West Ariel	Vietsovpetro	Vietnam	Jan 2012	Dec 2012
West Callisto	Total	In transit to Saudi Arabia	Nov 2012	Nov 2015
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus***	Vietsovpetro	Vietnam	Jul 2012	Dec 2012
West Leda	ExxonMobil	Malaysia	Mar 2012	Apr 2014
West Prospero	Vietsovpetro	Vietnam	Jan 2012	Dec 2012
West Triton	KJO	Saudi Arabia / Kuwait	Aug 2012	Aug 2015
West Castor (NB*)	Saudi Aramco	Singapore – Jurong Shipyard	Aug 2013	Aug 2016
West Tucana (NB*)	PVEP	Singapore – Jurong Shipyard	Jan 2013	April 2013
West Telesto (NB*)	Saudi Aramco	China – Dalian Shipyard	Apr 2013	April 2016
West Oberon (NB*)	Premier	China – Dalian Shipyard	Apr 2013	Aug 2013
AOR-1 (NB*)****	Saudi Aramco	Singapore - Keppel FELS	Jun 2013	Jun 2016
AOR-2 (NB*)****		Singapore - Keppel FELS
AOR-3 (NB*)****		Singapore - Keppel FELS

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jun 2013
T7	Chevron	Thailand	Nov 2011	Mar 2013
T11	Chevron	Thailand	May 2008	May 2017
T12	Chevron	Thailand	Apr 2011	Apr 2014
T15 (NB*)	Chevron	China – COSCO Shipyard	Apr 2013	Apr 2018
T16 (NB*)	Chevron	China – COSCO Shipyard	Jun 2013	Jun 2018
T17 (NB*)	PTTEP	China – COSCO Shipyard	May 2013	May 2018
T18 (NB*)	Chevron	China – COSCO Shipyard	Mar 2014	Mar 2019

Unit	Current client	Area of location	Contract start	Contract expiry

West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	Chevron	Indonesia	Apr 2012	Apr 2013
West Jaya	BP	Trinidad & Tobago	Nov 2011	Sep 2014
West Esperanza (NB*)	Amerada Hess	Singapore - Keppel FELS	Jul 2013	Dec 2014
West Menang	Murphy	Malaysia	Aug 2011	Sep 2014
West Pelaut	Shell	Brunei	Apr 2012	Mar 2015
West Setia	Chevron	Angola	Aug 2012	Aug 2014
West Vencedor	Chevron	Angola	Mar 2010	Mar 2015

*	Newbuild under construction or in mobilization to its first drilling assignment.
**	Owned by our subsidiary NADL in which we own 73 percent of the outstanding shares.
***	Seadrill has entered into an agreement to sell the unit, a transaction currently expected to be completed during the first quarter 2013.
****	Owned by our subsidiary AOD in which we own 66 percent of the outstanding shares.

During the third quarter we had in total two floaters and seven jack-ups in transit between contracts for the whole or part of the quarter. In total approximately US$135 million has or will be received as mobilization payments when these contracts commence. In accordance with US GAAP mobilization revenue received and mobilization costs are deferred and recognized over future periods.

Operations in associated companies
Archer Limited ("Archer")
Archer is an international oilfield service company listed on the Oslo Stock Exchange. We currently own 146,238,446 shares in Archer, representing a gross value of US$178 million based on the closing share price of NOK6.95 on November 23, 2012. Our Archer position contributed a loss of US$53.3 million to our third quarter net income, based on publicly available preliminary information, compared to US$3 million in the second quarter.  Contribution from Archer is reported under other financial items as part of investment in associated companies. For more information on Archer we refer to their quarterly report, which will be released on November 28 and published on www.archerwell.com.

The Board is disappointed with the operational and financial performance of Archer since 2010. Certain actions have been implemented to improve control and strengthen the  operational performance. The negative development in operating results have been reduced and the Board feels that good progress has been made during the last nine months.

We note from Archer's publicly available preliminary guidance for the third quarter 2012 released November 25, 2012, that Archer has made an impairment of its own assets during the third quarter 2012 to reflect lowered expectations of future results. In accordance with US GAAP we have aligned our carrying values appropriately, taking US$51 million in impairment during this quarter, representing our share of this reduction in value after taking into account our historical goodwill basis difference.

The Board of Seadrill sees significant value in a sum of the part analysis and remains confident that the Archer investment will provide a satisfactory return over time.

Asia Offshore Drilling Ltd ("AOD")
AOD is an offshore drilling company listed on Oslo Stock Exchange that has three jack-up rigs under construction at Keppel FELS in Singapore. At the end of the third quarter, Seadrill had a 33.75 percent ownership stake in AOD. However, during the fourth quarter we have through acquisition of 26,376,416 shares in the secondary market increased our ownership to 65.94 percent. As a result, on November 9, 2012, we launched a mandatory offer for all the remaining shares in AOD at a share price of NOK28.71. The offer periods ends on December 10, 2012. Our shareholding in AOD had a gross value of US$132 million based on the closing share price of NOK28.60 on November 23, 2012. AOD contributed US$0 million to our third quarter net income compared to US$0 million in the second quarter. Contribution from AOD is reported under other financial items as part of investment in associated companies. For more information on AOD, please see their separate quarterly report published on www.aodrilling.com.

Sevan Drilling ASA ("Sevan Drilling")
Sevan Drilling is an offshore drilling company listed on Oslo Stock Exchange. Sevan Drilling owns and operates two ultra-deepwater rig of the cylindrical Sevan design in Brazil. Sevan Drilling has two further newbuilds of similar design under construction, with delivery scheduled for fourth quarter 2013 and second quarter 2014. Seadrill has a 28.5 percent ownership stake in Sevan Drilling, representing a gross market value of US$63 million based on the closing share price on November 23, 2012. Contribution from Sevan Drilling is reported as part of investment in associated companies under other financial items. For the third quarter, Sevan Drilling contributed US$2 million to net income compared to a loss of US$1 million in the second quarter. We view the investment in Sevan Drilling as opportunistic and will continue to evaluate it compared to alternatives to further grow Seadrill. For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Varia Perdana Bhd.("Varia Perdana")
We have a 49 percent ownership interest in Varia Perdana, which owns and operates five self-erecting tender rigs. During the third quarter, the tender rig T3 worked for PTTEP in Thailand and T10 worked for Chevron in Thailand. The tender rig T6 worked for CPOC (Carigali PTTEP Operating Company) and Carigali Hess in the Malaysia - Thailand Joint Development Area while the Teknik Berkat worked for Petronas Carigali. T9 operated for Petronas Carigali offshore Malaysia. Varia Perdana contributed US$12 million to our third quarter earnings compared to US$10 million in the second quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

SapuraKencana Petroleum Bhd.("SapuraKencana")
As reported we have entered into a non-binding agreement to sale the large part of our tender rig fleet to SapuraKencana, which is a fully integrated Malaysian oil service provider listed on the Malaysian Stock Exchange. We currently own 319,540,802 shares equivalent to a 6.4 percent ownership stake, which had a gross value of US$298 million based on a closing share price of MYR2.85 on November 23, 2012. Our ownership in SapuraKencana is treated as marketable security and is marked-to-market with no equity pick-up. For more information on SapuraKencana, see their separate quarterly report published on www.sapurakencana.com.

New contracts and contract extensions
Subsequent to the filing of our second quarter 2012 report, we have entered into the following new contracts and received the following commitments with a total estimated revenue potential of US$2 billion: Total orderbacklog as of November 23, 2012, is approximately US$21.3 billion.

In November 2012, we received a Letter of Award from Husky for the newbuild ultra-deepwater semi-submersible rig West Mira for operations offshore Canada and Greenland. The five-year contract has an agreed daily rate of US$590,000 excluding 5 percent in bonus potential. In addition, the rig will be outfitted with a second 6-ram BOP at cost to Seadrill.

For our jack-up rigs in operation we have received the following new commitments:
West Vigilant has secured a one-year contract with Talisman for operations offshore Malaysia at an agreed daily rate of US$146,000, and the West Mischief has received a two-year contract from ENI for operations offshore Republic of Congo at an agreed daily rate of US$175,000.

For our jack-up rigs under construction, we have received the following new contracts:
West Castor, West Telesto, and AOR-1 have secured a three-year contracts with Saudi Aramco with a daily rate of US$198,500, US$185,000 and US$180,000, respectively. Premier Oil has contracted the West Oberon for four months at a daily rate of US$149,500 for operations offshore Vietnam, and the West Tucana has secured three-month employment with PVEP at an agreed daily rate of US$160,000.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our website www.seadrill.com

Newbuilding program
In September, we ordered a new drillship at the Samsung shipyard in South Korea. The drillship will be of equal specification as the other six drillships we currently have under construction at the same yard. The expected total project price is estimated to be US$600 million, and delivery is scheduled for the fourth quarter 2014.

We now have 22 units under construction. The newbuild program includes seven ultra-deepwater drillships, two ultra-deepwater semi-submersible rigs, one harsh-environment jack-up rig, seven premium benign environment jack-up rigs, one semi-tender rig, and four tender rigs. The new building program progress according to schedule with respect to cost with only minor delays for some of the jack-ups. In total 12 of the 22 new buildings have already been chartered out on long-term contracts.

The delivery schedule for the newbuilds under construction is from the fourth quarter 2012 to the first quarter 2015, with the majority of deliveries in 2013 and 2014. The total remaining yard installments for our newbuilds are approximately US$5.9 billion, excluding AOD. In total US$1.6 billion has been paid to the yards in pre-delivery installments.

For further information on our newbuilding program please see Note 9 and Note 18 to our financial statements.

Market development

The market fundamentals in the offshore drilling industry remain strong across all asset classes as oil companies continue to search for new reserves and develop previous finds in order to meet ever increasing global demand and keep pace with production declines in mature fields.

History has demonstrated a clear correlation with exploration success followed by incremental rig demand due to the number of wells needed to delineate and develop these finds. We expect the significant exploration successes of the past few years to similarly translate into increased rig demand as oil companies' work to clear the backlog of development drilling projects in an attempt to meet production targets and maintain reserve replacement ratios.

The trend towards increasingly complex and demanding wells continues to benefit drilling contractors who can provide access to high specification equipment operated by highly competent crews and we remain bullish on our ability to capitalize on the continued development within the industry.

Ultra-deepwater floaters (>7,500 ft water)
The ultra-deepwater market shows continued strength driven primarily by increasing demand in Africa and the Gulf of Mexico. In the Gulf of Mexico it is estimated that more than 50% of reserves are in water depths greater than 5000 ft and as a result well designs involve more technically demanding well construction techniques. These characteristics both drive the demand towards newer rigs with greater loadpath capacities and we expect this trend to put further pressure on the supply of newbuild 1250 ton units in 2013 and 2014.

Contracting and tendering activity for modern ultra-deepwater units has continued at a solid pace with daily rates in the US$550,000 to US$650,000 range, depending on location and contract duration. Seadrill, with nine ultra-deepwater newbuild units under construction, is well positioned to capitalize on the increased spend in this area. We have contracted three of our nine newbuilds and are already receiving interest from customers regarding units available in 2014 and 2015. Our recent fixture of a five-year term for the West Mira which will be delivered in early 2015, indicates that oil & gas companies are willing to secure modern high specification drilling units well in advance of delivery in order to gain the benefits that these assets can bring to their exploration and development plans.

The harsh environment floater market continues to show strength with extremely limited capacity available in 2014 and 2015, and even less when the age and specifications of units are considered. We are very confident that we will be able to secure attractive contracts for our open newbuildings.

Seadrill have been the most aggressive player in the newbuilding market since 2010. We continue to see this as a unique opportunity as long as, yard prices remains at historic lows , long-term rates is close to historic highs with solid long-term coverage and no other competitor acts aggressively.

We will continue to seek out additional investment opportunities in both the benign and harsh environment deepwater sectors through organic growth and selective acquisition.

The target is to aggressively continue to build Seadrills modern fleet without taking improper financial or operational risk.

Premium jack-up rigs (>350 ft water)
The demand for premium jack-ups continues to strengthen as evidenced by simultaneous increases in contract lead times, dayrates and contract durations. Jack-up utilizations rates have remained above 90% since early 2011, on average more than 2 jack-ups have been reactivated, scrapped or converted per month since mid 2011.

Demand for high specification jack-ups continues to be driven primarily in Asia and the Middle East but more recently we have seen increasing interest in newer higher specification units from customers in other markets including West Africa and Australia / New Zealand as oil companies seek to replace aging fleets units and gain efficiency and safety benefits of newer and more efficient units. Our customers are demonstrating a clear preference towards jack-ups that are younger in age with enhanced capabilities that improve worker safety and drilling efficiency. The wells being drilled are deeper and more complex, on average, which also requires the increased capacity that higher specification units provide. With fewer wells being drilled per rig due to more technically demanding programs we expect the current demand strength for high specification jack-ups to continue.

Despite the addition of 90 premium class jack-ups, during the past 5 years, almost 70% of the currently contracted fleet is more than 30 years old. While approximately 90 units are currently under construction, almost a third of these will not enter the competitive international market and at the same time, an equal number of rigs will have reached 35 years of age by the end of 2014. We see solid interest in our remaining available jack-up fleet and expect our currently planned newbuilds to be effectively absorbed into the market at attractive rates and durations.

In line with what we have communicated in the recent quarters we continue to see demand outstripping supply at least into 2013 and expect the jack-up market to show a positive development in the quarters to come. This could also drive further acquisition activity among the speculative newbuild players.

Tender rigs
We see a continued interest in our tender rig fleet from customers and recognize the market as having further room for growth and development. Tender rigs continue to provide advantages in fixed platform, TLP, and spar development economics with clear enhancements over the standard platform-drilling package plus the ability to work in water depths up to 6500 ft.

Corporate strategy, dividend and outlook

Growth and Investments
We have in-line with our strategy developed a modern fleet of highly advanced drilling units through newbuild orders and selective acquisitions of modern assets. We are currently in a strong cycle for ultra-deepwater market with fixtures in the region of US$600,000 per day and have proceeded according to our strategy with the ordering a seventh drillship at Samsung and the pending acquisition of the Songa Eclipse, which is a 2011 built ultra-deepwater semi-submersible rig for US$590 million. The purchase of the Songa Eclipse through a subsidiary is expected to be finalized mid-December 2012. We have received several attractive offers to finance this rig.

The transfer of most of our tender rigs to SapuraKencana is an attractive operational solution to ensure that the tender rig division continues to grow. The cash released in the transaction   will enable us to invest further in both the ultra-deepwater and premium jack-up segments. Our current investment program will enable us to grow future earnings increase our dividend capacity.  We currently have 22 newbuilds under construction at a total all-in cost of US$7.5 billion, excluding AOD, being delivered between 2012 and 2015 with the majority of deliveries in 2013 and 2014. Approximately US$1.6 billion of the project costs have already been paid.

Revenue backlog
We have since our second quarter report entered into new contracts with a total revenue potential of US$2 billion, increasing our orderbacklog from US$19.9 billion to a record high of US$21.3 billion as of November 23, 2012.

Our orderbacklog provides commitment for our future earnings as well as generating future visibility for dividend capacity. For our ultra-deepwater fleet we still have the West Tellus available at a very attractive slot in 2013, while we in 2014 have open positions for all of our ultra-deepwater rigs and the West Rigel, which will be available in 2015. The average contract duration, including our newbuilds is 49 months for our ultra-deepwater fleet.

With regards to our shallow water capacity, nearly all our future jack-up capacity has been firmed up through recent contracting activity, evidencing that both daily rates and duration are increasing in the premium jack-up segment. We now have only two rigs without contract, both of which are newbuilds to be delivered next year. The average contract length for our jack-ups is 22 months. All of our tender rigs have secured employment, and the average contract length is 25 months. The Board wants to give credit to all the employees who have been involved in securing this orderbacklog for a very professional and solid job.

Financial flexibility
Substantial progress has been made on Seadrill financing during the recent quarter. In September we raised US$1.0 billion through a U.S. issued unsecured bond, which is unrated and bears interest of 5.625 percent per annum and matures in September 2017.   This marks a landmark transaction for Seadrill as it is the first U.S. bond issued by the Company, which opens up a new avenue for the Company to raise future debt financing in a market with substantial size that was previously un-tapped. The bond was heavily oversubscribed and have traded well in the after market demonstrating the strength that Seadrill credit has in the market.

We have received firm commitments from banks and Export Credit Agencies (ECA) for our newbuilds that have scheduled delivery in the period from December 2012 to December 2013. The commitments received to date total some US$1.7 billion and demonstrate Seadrill´s continuing strong relationship and support from leading financial institutions. Further commitments are expected to be received by the time we report our forth quarter financial results. Substantial progress has also been achieved with respect to financing of the newbuildings for delivery in 2014 and 2015. The Board is confident that the all newbuilidngs can be financed without raising additional equity. These predictions excludes use of any of the proceed expected to be released in the SapuraKencana transaction. The successful bond issue together with the listing of Seadrill Partners in October creates significant financial flexibility in the short and long-term for the Company.

Other Significant Investments
We hold various ownership positions in other listed offshore drillers and oil service companies. Our portfolio includes a 39.9 percent holding in Archer Limited, a 28.5 percent in Sevan Drilling ASA, and 6.4 percent holding in SapuraKencana. Except for our strategic investments in Archer and SapuraKencana, the Board evaluates the prospects of these investments on a continuous basis.

At current market prices, the total cash invested in these investments is approximately US$670 million.

Quarterly Cash Dividend
The Board has in connection with the disclosure of the third quarter results evaluated the current dividend level and prospects and has resolved to increase the regular quarterly dividend by US$0.01 to US$0.85. The increase reflect Seadrill's improved financial flexibility and the current strong market as evidenced by recent fixtures. The Board has noticed that a significant part of Seadrill's U.S. shareholder base may be subject to increased dividend taxation for 2013, pending certain changes in the U.S. tax code. In view of this, the Board has decided to accelerate the dividend payment for the fourth quarter 2012 such that a dividend can be paid out together with the third quarter dividend. This advanced dividend for the fourth quarter 2012 is also set to US$0.85. The total dividend payment due will therefore be US$1,70 per share. The ex. Dividend date has been set to December 4, 2012, record date is December 6, 2012, and payment date is on or about December 21, 2012. In view of the acceleration of the fourth quarter 2012 dividend payment, no additional dividend payment can be expected prior to declaration of a first quarter dividend in 2013.

Near-term prospects
Our current investment program now totals 22 units under construction. We have already secured contracts for 14 of these rigs. With potential sale of our tender rig fleet, we will receive estimated funds of US$1.2 billion. These funds are not likely to be distributed as extraordinary dividends, but are more likely to be used to support  investments, either through newbuilds or M&A in either the ultra-deepwater or premium jack-up rig segment. The premium jack-up rig segment is showing strong signs of improving with increasing daily rates and longer duration in the recent contracts. In October, we increased our investment in this segment by increasing our ownership stake in AOD. We believe the jack-up market will continue to improve further, especially as close to 70 percent of the worldwide jack-up fleet is older than 25 years

Our strategy with a high dividend payout and aggressive growth through investments in modern assets has delivered superior returns to our shareholders. The Board is pleased with the establishment of SDLP as a future source for growing the Company further. SDLP can act as a vehicle to grow the Company at an accelerated pace as well as lowering the current cost of capital for Seadrill. The Board sees based on the existing asset and contract portfolio good opportunities for SDLP to be one of the fastest growing MLPs in the next three to five years.

We announced in October that Alf C Thorkildsen had resigned as Chief Executive Officer of Seadrill Management AS and Fredrik Halvorsen had assumed his responsibilities. The Board has the utmost confidence in Mr.Halvorsen and is sure that he will manage the Company successfully through the current growth phase. The Board has also made the decision to relocate Seadrill Management AS from Stavanger to London. This relocation is expected to reap cost benefits over time. However, in the short-term, general and administrative cost will increase related to one-off costs during the management transition process. All senior management have accepted an offer to move from Stavanger to London during early 2013.

The Board sees this move as an important step in preserving Seadrill's dynamic organization and ensure that the increased size of the Company does not harm the entreprenurial spirit and direct  decision making process through which the company was built. One of the main targets of the relocation is to limit the size of the corporate organization and instead continue to build and strengthen the operational excellence in the regional offices. We very much believe in building regional competence centers close to the operating activities. The Board anticipates that such an organization will be able to work better with our customers, provide a better service, have tighter control, stimulate operational leadership and offer more dynamic work opportunities for our employees. The development of NADL, Seabras, SDLP, and the new ownership structure of the tender rigs exemplifies this model. The Board is continuously monitoring ways to improve the operational efficiency,, further strengthen the safety record and get increased cost efficiency. Such opportunities might include further corporate segmentation in the future.

The Board is not satisfied with the operational performace in the third quarter. This is mainly linked to the 90 days of off-hire for our floaters, which to a large degree was created by manufacturing failures on the subsea equipment. The results are further weakened by the commercial decision to move West Hercules and West Aquarius to new markets, and at the same time use this opportunity to go through five-year classification work. Total time between drilling is expected to be approximately 346 days for West Hercules and West Aquarius, of which 164 days have occurred in the third quarter. This time includes transit, upgrade work and drydocking, and some of the time will be compensated by the operator. The operational performance so far in the fourth quarter, while still being impacted by the subsea issues experienced in the third quarter, is trending back to normal. Downtime for the deepwater fleet operating so far in the fourth quarter 2012 is estimated to be 41 days. West Alpha has prolonged its yard stay and commenced October 19. Thirteen days of zero rate was occurred in October. The Board anticipates a significant improvement in the operating results in our fourth quarter 2012 results and expects continued improvements in results as further newbuildings commence operation in the period 2013 – 2015.

The Board remains very confident about the way the Company is positioned, and the opportunities ahead of us. The shareholders should expect solid operating results and high dividend payment in the years to come.

Forward-Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

November 26, 2012
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Fredrik Halvorsen:                              Chief Executive Officer and President
Rune Magnus Lundetræ:                  Chief Financial Officer and Senior Vice President

Seadrill Limited

INDEX TO UNAUDITED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2012 and 2011	Page 2
Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2012 and 2011	Page 3
Unaudited Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011	Page 4
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011	Page 5
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the nine months ended September 30, 2012	Page 7
Notes to Unaudited Financial Statements	Page 8

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three month periods and nine months periods ended September 30, 2012 and 2011

(In US$ millions)

	Three month period ended Sep 30,		Nine month period ended Sep 30,
	2012	2011	2012	2011

Operating revenues
Contract revenues	1,056	1,007	3,168	3,055
Reimbursables	33	24	95	74
Other revenues	2	(2)	1	4
Total operating revenues	1,092	1,029	3,264	3,133

Gain on sale of assets	0	23	0	23

Operating expenses
Vessel and rig operating expenses	423	367	1,207	1,178
Reimbursable expenses	30	22	88	69
Depreciation and amortization	161	132	452	423
General and administrative expenses	65	51	166	146
Total operating expenses	679	572	1,913	1,816

Net operating income	413	480	1,351	1,340

Financial items
Interest income	5	5	14	17
Interest expenses	(102)	(64)	(249)	(221)
Share in results from associated companies net of tax	(38)	26	(5)	62
Gain/ (loss) on derivative financial instruments	20	(330)	15	(379)
Foreign exchange (loss)	(43)	(4)	(51)	(32)
Gain on loss of control in subsidiary	0	0	0	540
Gain on realization of marketable securities	0	0	85	416
Gain on decline in ownership interest	0	0	169	0
Other financial items	0	(6)	3	(6)
Total financial items	(158)	(372)	(20)	397

(Loss)/income before income taxes	255	108	1,331	1,737

Income taxes	(39)	(50)	(124)	(148)
Net (loss)/income	216	58	1,207	1,589

Net income attributable to the parent	189	35	1,129	1,529
Net income attributable to the non-controlling interest	27	23	78	60

Basic earnings per share (US$)	0.40	0.07	2.41	3.36
Diluted earnings per share (US$)	0.40	0.07	2.36	3.21
Declared regular dividend per share (US$)	0.85	0.76	2.51	2.26
Declared extraordinary dividend per share (US$)	0.85	-	1.00	-

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three and nine month periods ended September 30, 2012 and 2011

(In US$ millions)

	Three month period ended September 30,		Nine month period ended September 30,
	2012	2011	2012	2011

Net (loss)/ income	216	58	1,207	1,589

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	20	(1)	118	(292)
Change in unrealized foreign exchange differences	12	5	12	33
Change in unrealized gain/ (loss) relating to pension	(1)	0	(1)	1
Deconsolidation of subsidiaries	0	0	0	(63)
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	6	5	17	13
Other comprehensive income/ (loss):	37	9	146	(308)

Total comprehensive (loss)/income for the period	253	67	1,353	1,281

Comprehensive income attributable to the non-controlling interest	6	28	68	83
Comprehensive (loss)/income attributable to the parent	247	39	1,285	1,198

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEET
(In US$ millions)

ASSETS	September 30, 2012	December 31, 2011
Current assets
Cash and cash equivalents	518	483
Restricted cash	151	232
Marketable securities	246	24
Accounts receivables, net	835	720
Amount due from related party	213	185
Other current assets	335	323
Total current assets	2,298	1,967
Non-current assets
Investment in associated companies	658	721
Newbuildings	1,629	2,531
Drilling units	12,956	11,223
Goodwill	1,320	1,320
Restricted cash	231	250
Deferred tax assets	31	33
Equipment	38	25
Amount due from related party	0	0
Other non-current assets	318	234
Total non-current assets	17,181	16,337
Total assets	19,479	18,304
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,523	1,419
Trade accounts payable	62	38
Short-term deferred taxes	6	10
Short-term debt to related party	14	19
Other current liabilities	1,291	1,285
Total current liabilities	2,896	2,771
Non-current liabilities
Long-term interest bearing debt	9,296	8,574
Long-term debt to related party	435	435
Deferred taxes	19	34
Other non-current liabilities	266	188
Total non-current liabilities	10,016	9,231
Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
469,121,774 outstanding at September 30, 2012 (December, 31 2011: 467,772,174 )	938	935
Additional paid in capital	2,194	2,097
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	124	(5)
Accumulated earnings	905	994
Equity attributable to the parent	6,117	5,977
Non-controlling interest	450	325
Total equity	6,567	6,302
Total liabilities and equity	19,479	18,304

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine month periods ended September 30, 2012 and 2011

(In US$ millions)

	Nine month period ended September 30,
	2012	2011
Cash Flows from Operating Activities
Net income/ (loss)	1,207	1,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	452	423
Amortization of deferred loan charges	22	25
Amortization of unfavorable contracts	0	(21)
Amortization of favorable contracts	9	18
Amortization of mobilization revenue	(115)	(68)
Share of results from associated companies	5	(62)
Share-based compensation expense	4	8
Unrealized (gain)/ loss related to derivative financial instruments	8	310
Dividend received from associated company	17	38
Deferred income tax expense	0	55
Unrealized foreign exchange loss (gain) on long term interest bearing debt	4	2
Gain on disposal of fixed assets	0	(23)
Gain on disposal of other investments	(86)	0
Non cash gain recognized related to realization of marketable securities	0	(416)
Non cash gain recognized related to loss of control in subsidiary	0	(540)
Gain on decline in ownership interest	(169)	0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	203	37
Trade accounts receivable	(115)	(16)
Trade accounts payable	24	(39)
Prepaid expenses/accrued revenue	(9)	104
Other, net	(112)	(35)
Net cash provided by operating activities	1,349	1,389

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine month periods ended September 30, 2012 and 2011

 (In US$ millions)

	2012	2011
Cash Flows from Investing Activities
Additions to newbuildings	(1,091)	(1,843)
Additions to rigs and equipment	(243)	(133)
Sale of rigs and equipment	0	245
Settlement of disputes with ship yard	38	0
Change in margin calls and other restricted cash	116	(68)
Purchase of marketable securities	(19)	0
Investment in subsidiaries, net of cash acquired	0	(26)
Cash deconsolidated upon loss of control in subsidiary	0	(127)
Investment in associated companies	(74)	(221)
Disposal of associated companies	65	0
Long term loan granted to related parties	(20)	0
Repayment of loan granted to related parties	20	0
Proceeds from realization of marketable securities	219	141
Net cash used in investing activities	(989)	(2,032)

Cash Flows from Financing Activities
Proceeds from debt	3,160	4,946
Repayments of debt	(2,365)	(3,716)
Debt fees paid	(29)	(34)
Proceeds from debt to related party	487	0
Repayments of debt to related party	(487)	0
Contribution (to) / from non-controlling interests	(36)	(71)
Contribution from non-controlling interests related to private placement	147	418
Purchase of treasury shares	0	(130)
Proceeds from sale of treasury shares	15	12
Dividends paid	(1,217)	(1,080)
Net cash used by financing activities	(325)	345

Effect of exchange rate changes on cash and cash equivalents	0	7

Net increase / (decrease) in cash and cash equivalents	35	(291)
Cash and cash equivalents at beginning of the year	483	755
Cash and cash equivalents at the end of period	518	464

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(245)	(202)
Taxes paid	(127)	(97)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine months ended September 30, 2012

(In US$ millions)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2011	935	2,097	1,956	(5)	994	325	6,302
Sale of treasury shares	3	12					15
Purchase of treasury shares							0
Employee stock options issued		4					4
Private placement in subsidiary		84				66	150
Costs related to capital increase in subsidiary		(3)					(3)
Other comprehensive income				129		17	146
Dividend payment					(1,217)	(36)	(1,253)
Dividend paid to Non-controlling interests in VIE							0
Shares purchased from non controlling interests							0
Deconsolidation of subsidiaries							0
Induced conversion of convertible bonds							0
Net income					1,129	78	1,207
Balance at September 30, 2012	938	2,194	1,956	124	905	450	6,567

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine months ended September 30, 2011

(In millions of US$)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2010	886	1,217	1,956	323	1,016	539	5,937
Sale of treasury shares	1	11					12
Purchase of treasury shares	(6)	(119)				(5)	(130)
Employee stock options issued		8					8
Private placement in subsidiary		307				118	425
Costs related to capital increase in subsidiary		(7)					(7)
(Un)realized gain/(loss) on marketable securities				(292)			(292)
Foreign exchange differences				23		10	33
Change in unrealized (loss) on interest rate swaps in VIEs						13	13
Change in unrealized (loss) on interest rate swaps in subsidiaries				1			1
Dividend payment					(1,071)	(9)	(1,080)
Dividend paid to Non-controlling interests in VIE						(23)	(23)
Paid to Non-controlling interest in VIE		(4)				(44)	(48)
Deconsolidation of subsidiary				(63)		(330)	(393)
Induced conversion of convertible bonds	53	674					727
Net income					1,529	60	1,589
Balance at September 30, 2011	934	2,087	1,956	(8)	1,474	329	6,772

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ("we", "the Company", or "our") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We were incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, we have developed into an international offshore drilling contractor providing services within drilling and well services, and as of September 30, 2012 we owned and operated 43 offshore drilling units, and have additionally 19 units under construction. Our versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our financial statements as at December 31, 2011. The year-end condensed balance sheet data that was derived from audited financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual consolidated financial statements and accompanying notes for the year ended December 31, 2011.

Note 2 — Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Intangibles-goodwill and other—Effective January 1, 2012, we adopted the accounting standards update that amends the goodwill impairment testing requirements by giving an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and whether the two-step impairment test is required.  The update is effective for goodwill impairment tests performed for annual and interim periods beginning after December 15, 2011. Our adoption did not have an effect on our condensed consolidated financial statements because a goodwill impairment test was not required in the nine months ended September 30, 2012.

Fair value measurements—Effective January 1, 2012, we adopted the accounting standards update that requires additional disclosure about fair value measurements that involve significant unobservable inputs, including additional quantitative information about the unobservable inputs, a description of valuation techniques used, and a qualitative evaluation of the sensitivity of these measurements.  Our adoption did not have a material effect on the disclosures contained in our notes to condensed consolidated financial statements.

Recently Issued Accounting Standards

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  We do not expect that our adoption will have a material effect on our condensed consolidated balance sheet or the disclosures contained in our notes to condensed consolidated financial statements.

Note 3– Segment information

Operating segments

We provide offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues

(In US$ millions )	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Floaters	674	673	2,049	1,937
Jack-up rigs	203	188	588	582
Tender rigs	178	146	530	409
Well Services *	-	0	-	127
Total	1,056	1,007	3,168	3,055
* Represents the activity up to the time of deconsolidation in February 2011.

Depreciation and amortization

(In US$ millions )	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Floaters	107	89	302	263
Jack-up rigs	39	31	107	102
Tender rigs	15	12	42	51
Well Services*	-	0	-	7
Total	161	132	452	423
* Represents the activity up to the time of deconsolidation in February 2011.

Operating income - net income

(In US$ millions )	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Floaters	282	349	946	1,002
Jack-up rigs	47	71	173	184
Tender rigs	84	60	233	149
Well Services*	-	0	-	5
Operating income	413	480	1,351	1,340
Unallocated items:
Total financial items	(158)	(372)	(20)	397
Income taxes	(39)	(50)	(124)	(148)
Net income	216	58	1,207	1,589
* Represents the activity up to the time of deconsolidation in February 2011.

Total Assets

(In US$ millions )	September 30, 2012	December 31, 2011
Floaters	13,660	12,600
Jack-up rigs	4,232	4,200
Tender rigs	1,587	1,504
Total	19,479	18,304

Note 4 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three months ended September 30,		Nine months ended S eptember 30,
	2012	2011	2012	2011
Net (loss)/ income available to stockholders	189	35	1,129	1,529
Effect of dilution	9	9	28	40
Diluted net (loss)/ income available to stockholders	198	44	1,157	1,569

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In number of shares)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Basic earnings per share:
Weighted average number of common shares outstanding	469	467	468	455
Diluted earnings per share:
Weighted average number of common shares outstanding	469	467	468	455
Effect of dilutive share options	1	2	1	2
Effect of dilutive convertible bonds	20	18	20	32
	490	487	489	489

Note 5 – Taxation

Income taxes consist of the following:
(In millions of US dollar)	Three month period ended September 30, 2012	Three month period ended September 30, 2011

Current tax expense:
Bermuda	-	-
Foreign	23	52
Deferred tax expense:
Bermuda	-	-
Foreign	14	(4)
Deferred taxes acquired during the year
Tax related to internal sale of assets in subsidiary, amortized for group purposes	2	2
Total provision	39	50
Effective tax rate	15.3%	46.3%

(In millions of US dollar)	Nine month period ended September 30, 2012	Nine month period ended September 30, 2011

Current tax expense:
Bermuda	-	-
Foreign	110	234
Deferred tax expense:
Bermuda	-	-
Foreign	9	1
Deferred taxes acquired during the year
Tax related to internal sale of assets in subsidiary, amortized for group purposes	5	(87)
Total provision	124	148
Effective tax rate	9.3%	8.5%

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the three and nine months ended September 30, 2012 and 2011 differed from the amount computed by applying the statutory income tax rate of 0 % as follows:

(In millions of US dollar)	Three month period ended September 30, 2012	Three month period ended September 30, 2011

Income taxes at statutory rate	-	-
Effect of transfers to new tax jurisdictions	2	(80)
Effect of change in taxable currency	-	-
Effect of taxable income in various countries	37	130
Total	39	50

(In millions of US dollar)	Nine month period ended September 30, 2012	Nine month period ended September 30, 2011

Income taxes at statutory rate	-	-
Effect of transfers to new tax jurisdictions	5	(89)
Effect of change in taxable currency	-	-
Effect of taxable income in various countries	119	237
Total	124	148

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In US$ millions)	September 30, 2012	December 31, 2011

Pension	6	11
Provisions	8	15
Property, plant and equipment	12	9
Other	5	8
Gross deferred tax asset	31	43

Deferred Tax Liability:

(In US$ millions)	September 30, 2012	December 31, 2011

Property, plant and equipment	12	-
Gain from sale of fixed assets	11	31
Other	2	13
Gross deferred tax liability	25	44

Net deferred tax	6	(1)

Net deferred taxes are classified as follows:

(In US$ millions)	September 30, 2012	December 31, 2011

Short-term deferred tax asset	-	10
Long-term deferred tax asset	31	33
Short-term deferred tax liability	6	10
Long-term deferred tax liability	19	34
Net deferred tax	6	1

Future taxable income justifies the inclusion of tax loss carry-forward in the calculation of net deferred taxes.

Tax issue related to relocation of rigs and functional currency

There have been no developments during third quarter related to these issues.

Note 6 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized as "Other comprehensive income".

Marketable securities held by us include now 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 6.38% of SapuraKencana Petroleum Bhd ("SapuraKencana").

At the end of Q1 2012 Seadrill owned a 23.59% share in SapuraCrest Petroleum Bhd , which was accounted for using the equity method with income pickup on quarter in arrears. On May 17, 2012 SapuraCrest Petroleum Bhd and Kencana Petroleum Bhd merged resulting in dilution of Seadrill shareholdings from 23.59% to 11.77% recognizing a gain of US$169 million presented in the statement of operations. The investment was consequently transferred from Investment in associated companies to an investment accounted for at fair value as an available-for-sale security. The investment is marked-to-market each quarter with the difference between book value and market value of the investment recognized in OCI.

In the period between May 23 and 29 we purchased a total of 30.1 million shares in SapuraKencana. On May 30, 2012 Seadrill sold 300 million shares for a total consideration of approximately US$200 million in SapuraKencana recognizing a gain of US$84 million presented in the statement of operations. After this transaction Seadrill owns shares in SapuraKencana constituting 6.38% of the company.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Petromena	SapuraKencana	Golden Close	Ensco	Total

Historic cost at December 31, 2011	4	-	15	5	24
Fair Market value adjustments recognized via OCI or P&L as of December 31, 2011	-	-	1	(1)	-
Net book value at December 31, 2011	4	-	16	4	24
Additions		237	-	-	237
Fair market value adjustments recognized via OCI	-	84	-	-	84
Release of OCI into profit & loss	-	(84)	(1)	-	(85)
Realization of historic cost	-	(113)	(15)	(4)	(132)
Other than temporary impairments	-	-	-	-	-
Historic cost at September 30, 2012	4	124	-	-	128
Fair Market value adjustments recognized via OCI as of September 30, 2012	-	118	-	-	118
Fair Market value adjustments recognized via P&L	-	-	-	-	-
Net book value at September 30, 2012	4	242	-	-	246

Note 7 - Impairment loss on investments in associated companies

On November 25th our associated company Archer made public certain preliminary guidance pertaining to writing off a total of US$338 million of their goodwill, intangible and tangible assets as of September 30, 2012. Seadrill owns 39.9% of Archer and therefore our predicted share of this impairment would amount to US$135 million. However we have an historical underlying basis difference related to goodwill, and we have only recognized US$51 million of these impairment losses.

Note  8 – Gain/ (loss) on derivative financial instruments

The year to date gain of US$15million in our Statement of Operations consists of the following:

Total Return Swaps (TRS):
We have a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 242.79 and expiry on December 6, 2012. The total realized and unrealized gain related to the TRS agreements amounted to US$9 million for the nine months ended September 30, 2012.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to US$92 million for the nine months ended September 30, 2012.

Other derivative instruments:
Total realized and unrealized gain on other derivative instruments amounted to US$98 million for the nine months ended September 30, 2012, mainly due to realized gain on our Ensco forwards contracts in the first quarter (US$63 million).

Note 9 – Newbuildings

(In US$ millions )
Opening balance at December 31, 2011	2,531
Additions	1,091
Re-classified as drilling units	(1,992)
Closing balance at September 30, 2012	1,629

There have been no reclassifications from Newbuildings to Drilling units in Q3. The additions are mostly related to first instalments on West Carina and second instalment on West Saturn

In 2012, additions to newbuildings are principally related to acquisition of rigs and yard instalments, but also include capitalized interest expenses amounting to US$59 million.

Newbuildings as at September 30, 2012, are as follows:

Drilling unit	Yard	Delivery date	Book Value as of September 30, 2012	Estimated total project price
			In US$ millions	In US$ millions
Jack-up rigs
West Telesto	Dalian	1Q2013	24	190
West Tucana	Jurong	1Q 2013	44	200
West Castor	Jurong	1Q 2013	41	200
West Oberon	Dalian	1Q 2013	22	190
West Linus	Jurong	3Q 2013	120	530
Tender rigs
T-15	Nantong	4Q 2012	43	113
T-16	Nantong	1Q 2013	38	113
T-17	Nantong	1Q 2013	36	115
T-18	Nantong	4Q 2013	19	135
West Esperanza	Keppel	2Q 2013	51	200
Semi-submersible rigs
West Mira	Hyundai	4Q 2014	58	650
West Rigel	Jurong	1Q 2015	118	650
Drillships
West Auriga	Samsung	2Q 2013	157	600
West Vela	Samsung	2Q 2013	147	600
West Tellus	Samsung	3Q 2013	145	600
West Neptune	Samsung	2Q 2014	162	600
West Jupiter	Samsung	3Q 2014	162	600
West Saturn	Samsung	2Q 2014	160	600
West Carina	Samsung	4Q 2014	78	600
Total			1,629	7,486

Refer also note 18 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 10 – Drilling units

(In US$ millions)	September 30, 2012	December 31, 2011
Cost	15,078	12,898
Accumulated depreciation	(2,122)	(1,675)
Net book value	12,956	11,223

The increase in cost is mostly related to the transfer of West Capricorn and West Leo from the Newbuildings in Q2 and West Elara in Q1.

Depreciation expense was US$447 million and US$409 million for the nine months, and US$159 million and US$130 million for the three months ended September 30, 2012 and 2011, respectively.

Note 11– Equipment

Equipment consists of IT and office equipment, furniture and fittings.

(In US$ millions)	September 30, 2012	December 31, 2011
Cost	58	40
Accumulated depreciation	(20)	(15)
Net book value	38	25

Depreciation expense was US$5 million and US$14 million for the nine months, and US$2 million and US$2 million for the three months ended September 30, 2012 and 2011, respectively.

Note 12 – Goodwill

In the three and nine months periods ended September 30, 2012 there were no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	Period ended September 30, 2012	Year ended December 31, 2011
Net book balance at beginning of period	1,320	1,676
Goodwill acquired during the period	-	-
Goodwill derecognized related to loss of control in subsidiary	-	(356)
Impairment losses	-	-
Currency adjustments	-	-
Net book balance at end of period	1,320	1,320

Note 13 – Long-term interest bearing debt and interest expenses

(In US$ millions)	September 30, 2012	December 31, 2011

Credit facilities:
US$800 facility	239	272
US$585 facility*	0	337
US$900 facility	750	-
US$100 facility	70	74
US$1,500 facility	926	1,059
US$1,200 facility	900	1,000
US$700 facility	577	630
US$1,121 facility	936	985
US$2,000 facility (North Atlantic Drilling)	1,792	1,917
US$170 facility	85	92
US$550 facility	509	550
US$400 facility	370	400
Total Bank Loans + other	7,154	7,316

Debt recorded in consolidated VIE's:
US$700 facility	412	470
US$1,400 facility	851	939
Total Ship Finance Facilities	1,263	1,409

Bonds and convertible bonds:
Bonds	1,562	425
Convertible bonds	557	545
Total bonds	2,119	970

Other credit facilities with corresponding restricted cash deposits:	282	298

Total interest bearing debt	10,818	9,993
Less: current portion	(1,523)	(1,419)
Long-term portion of interest bearing debt	9,296	8,574
* Repaid when refinancing the new 900 facility

The outstanding debt as of September 30, 2012 is repayable as follows:

(In US$ millions) Year ending December 31
2012	279
2013	2,399
2014	1,675
2015	1,845
2016 and thereafter	4,714
Effect of amortization of convertible bond	(94)
Total debt	10,818

On July 11, 2012 we refinanced the US$585 million Tender Rig facility and entered into a new US$900 million facility with maturity in July 2017. The facility bears interest at LIBOR + margin.

On September 14, 2012 we have successfully completed a US$1,000 million senior unsecured bond issue with maturity in September 2017. The net proceeds from the bond issue will be used to repay existing indebtness.

Covenants- Credit facilities:

We have various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - for more details see our Annual Report 2011.

Note 14 – Equity

	September 30, 2012		December 31, 2011
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	938	469,250,933	938
Treasury shares held by Company	(129,159)	0	(1,478,759)	(3)
Shares issued and outstanding	469,121,774	938	467,772,174	935

Note 15 – Other comprehensive income

Accumulated other comprehensive income as per September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011

The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	119	1
Unrealized gain on foreign exchange	66	54
Actuarial gain relating to pension	(12)	(11)
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	0
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	124	(5)

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.

Note 16 – Related party transactions

We have entered into sale and leaseback contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts.

In the nine month period ended September 30, 2012, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Polaris	90
West Hercules	56
West Taurus	85
Total	231

These lease costs are eliminated at consolidation.

On July 1, 2011, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet on September 30, 2012 and December 31, 2011.

On May 15, 2012 we obtained a short term unsecured credit facility of US$50 million from Metrogas. The principal plus interest was repaid in July 2012.

On June 7, 2012 we obtained a long term unsecured credit facility of NOK 1,200 million from Metrogas. This loan agreement was amended on June 14 and June 27 increasing the loan amount to a total of NOK 2,100 million (US$352 million). The principal plus interest was repaid in September 2012.

On June 27, 2012 the Company granted Archer a long term unsecured credit facility of US$20 million. The principal plus interest was repaid in July 2012.

Note 17 – Risk management and financial instruments

The majority of our gross earnings from rigs and vessels are receivable in US dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's ambition is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At September 30, 2012, the Company had interest rate swap agreements with an outstanding principal of US$4,720 million (December 31, 2011: US$4,738 million). In addition, the Company had outstanding cross currency interest rate swaps at September 30, 2012 with a principal amount of US$216 million (December 31, 2011: US$34 million). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "Gain/(loss) on derivative financial instruments". The combined total fair value of the interest rate swaps and cross currency interest swaps outstanding September 30, 2012 amounted to minus US$400 million (December 31, 2011: minus US$345 million). The fair value of the interest rate swaps and cross currency interest swaps are classified as other current liabilities in the balance sheet.

During first quarter 2012 the Company has entered into one new cross currency interest rate swap in connection with the NOK 1,250 million bond. In September 2012 one cross currency interest rate swap agreement expired. In addition to this the only change to the notional amounts on these agreements from December 31, 2011 is the amortization of the notional amount on one interest rate swap; outstanding principal changed from US$88 million as per December 31, 2011 to US$71 million as per September 30, 2012 . The table below reflects the above mentioned changes. For a complete overview of the interest rate swap agreements please refer to the 2011 20-F.

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
79	6 month LIBOR	3.83%	Mar 2008 - Sep 2016
216 (NOK 1,250 mill)	3month NIBOR+3.2%	3 month LIBOR +3.8%	Feb 2012 – Feb 2014

Interest rate hedge accounting

Two of the Ship Finance subsidiaries consolidated by the Company as VIE's have entered into interest rate swaps in order to mitigate the Company's exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of West Polaris and West Taurus.  These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income/loss". Below is a summary of the notional amounts, fixed interest rates payable and durations of these interest rate swaps.

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
470 (West Polaris )	1 month LIBOR	3.89%	July 2008 - Oct 2012
518 (West Taurus)	1 month LIBOR	2.19%	Dec 2008 - Aug 2013

In the nine month period ended September 30, 2012 the above two VIE Ship Finance subsidiaries recorded fair value gains of $17 million on their interest rate swaps. These gains were recorded by those VIEs as "Other comprehensive income" but due to their ownership by Ship Finance these losses are allocated to "Non-controlling interest" in our equity statement.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The two VIEs and therefore the Company, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the nine month period ended September 30, 2012 and 2011 relating to derivative financial instruments.

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At September 30, 2012, the Company had forward contracts and cross currency interest rate swaps to sell approximately US$381 million between October 2012 and January 2013 at exchange rates ranging from NOK5.70 to NOK6.10 per US dollar. The total fair value of currency forward contracts September 30, 2012 amounted to US$5 million (September 30, 2011: minus US$11 million).

Total Return Swap Agreements

In September 2012, the Company entered into a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security. This agreement expires in December 2012 and the agreed reference price was NOK 242.80 per share.

The total realized and unrealized gain relating to TRS agreements in 2012 amounted to US$9 million (September 30, 2011 US$7 million).

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012		December 31, 2011
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	518	518	483	483
Restricted cash	382	382	482	482
Current portion of long-term debt	1,523	1,523	1,419	1,419
Long-term portion of floating rate debt	6,945	6,945	7,711	7,711
Long term portion of fixed rate CIRR loans	231	231	250	250
Fixed interest convertible bonds	892	557	735	545
Fixed interest bonds	1,387	1,342	333	350
Floating interest bonds	220	220	75	75

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2012 and December 31, 2011. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	September 30, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	246	242	-	4
Other derivative instruments – short term receivable	22	-	22	-
Total assets	268	242	22	4
Liabilities:
Interest rate swap contracts – short term payable	407	-	407	-
Other derivative instruments – short term payable	-		-
Total liabilities	407	-	407	-

		Fair value measurements at reporting date using
	Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US dollar)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	24	4	-	20
TRS equity swap contracts	11	-	11	-
Other derivative instruments – short term receivable	3	1	2	-
Total assets	38	5	13	20
Liabilities:
Interest rate swap contracts – short term payable	372	-	372	-
Currency forward contracts – short term payable	3		3
Other derivative intruments – short term payable	39		39
Total liabilities	414		414	-

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In US$ millions)
Beginning balance January 1, 2012	20
Realization	-16
Purchase	-
Changes in fair value of bonds	-
Closing balance September 30, 2012	4

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Note 18 – Commitments and contingencies

Purchase Commitments

At September 30, 2012, we had nineteen contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, seven drillships, five jack-up rigs, and five tender rigs. The units are scheduled to be delivered in 2012, 2013, 2014 and 2015. As of September 30, we have paid $1,629 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $5,857 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

Maturity schedule for remaining newbuild payments as of September 30, 2012 (In US$ millions)
2012	392
2013	2,505
2014	2,428
2015	532
Total	5,857

Legal Proceedings

We are a party, as plaintiff or defendant, to a few lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition activities.  We believe that the resolution of such claims will not have a material impact individual or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of September 30, 2012.

Note 19 – Variable Interest Entities (VIEs)

As of September 30, 2012, the Company leased a drillship and two semi-submersible rigs from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangements, as of September 30, 2012:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option*
West Polaris	July 2008	850	548	September 2012	178	June 2023
West Taurus	Nov 2008	850	418	February 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	August 2011	135	Aug 2023

 * For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to Seadrill for a fixed price of $75 million. For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149 million and $135 million, respectively.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At September 30, 2012 (as well as at December 31, 2011) the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

		2012		2013		2014	2015	2016
	Base LIBOR Interest Rate	(In US$ thousands)		(In US$ thousands)		(In US$ thousands)	(In US$ thousands)	(In US$ thousands)
West Polaris	2.85%	323.5	*	223.3		176.5	175.4	170.0
West Taurus	4.25%	311.9	*	316.2	*	320.7	165.0	158.8
West Hercules	4.25%	250.0		250.0		238.5	180.0	172.5

* For a period the interest rates for West Polaris and West Taurus have been fixed at 3.89% and 2.17%, respectively, and the bareboat charter rate for these two units is fixed regardless of movements in LIBOR interest rates. These fixed charter rates are reflected in the above table.

The assets and liabilities in the statutory accounts of the VIEs as at September 30, 2012 and as at December 31, 2011 are as follows:

	September 30,2012		December 31, 2011
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Ltd.	SFL West Polaris Limited	SFL Deepwater Ltd.

Name of unit	West Polaris	West Taurus West Hercules	West Polaris	West TaurusWest Hercules

Investment in finance lease	548	1,151	611	1,240
Other assets	11	20	12	23
Total assets	559	1,171	623	1,263
Long term debt	0	731	398	822
Other liabilities	436	298	174	326
Total liabilities	436	1,029	572	1,148
Equity	71	142	51	115
Book value of units in the Company's consolidated accounts	601	1,026	614	1,021

Note 20 – Subsequent Events

On October 15, Seadrill Partners LLC ("Seadrill Partners"), a wholly-owned subsidiary of Seadrill Limited announced that it has commenced an initial public offering of 8,750,000 common units, representing limited liability company interests, pursuant to a registration statement on Form F-1 (including a prospectus) previously filed with the U.S. Securities and Exchange Commission. Seadrill Partners was formed to own, operate and acquire offshore drilling rigs under long-term contracts.  Seadrill Partners' initial fleet will consist of two semi-submersible rigs (West Capricorn and West Aquarius), one drillship (West Capella) and one tender rig (West Vencedor).

On October 18, Seadrill Partners LLC announced that it priced its initial public offering of 8,750,000 common units at a price of $22.00 per unit. Seadrill Partners granted the underwriters a 30-day over-allotment option to purchase up to 1,312,500 additional common units, at the same price per unit, to cover over-allotments.  The common units were offered to the public and began trading on October 19, on the New York Stock Exchange under the symbol "SDLP".

On October 24, 2012, the Company sold 10,062,500 Common Units in the IPO, including 1,312,500 Common Units that were redeemed from Seadrill Limited upon the full exercise of the option which Company granted to the underwriters to purchase additional Common Units.  Following the closing of the offering, Seadrill Limited own 14,752,525 Common Units and 16,543,350 Sub Units, collectively representing a 75.7% limited liability company interest in the Company.  The Common Units were registered under the Exchange Act on October 18, 2012.

After close of trading on Oslo Børs on October 25 we acquired 12,190,858 shares of Asia Offshore Drilling Limited) ("AOD"). The shares were acquired at a price of US$5.0 per share (equals NOK28.71 based on the USD/NOK exchange rate set by the Norwegian Central Bank on October 25). Following this acquisition, we own 25,690,958 shares in the company, corresponding to 64.23% of the total number of outstanding shares in the company.

On November 5, SapuraKencana Petroleum Berhad ("SapuraKencana") and Seadrill Limited entered into a non-binding memorandum of understanding ("MOU") to combine and integrate both companies' tender rig businesses. The enlarged tender rig business under SapuraKencana will comprise, 16 tender rigs in operation (including the KM1 rig currently owned by SapuraKencana), 5 of which are already 51%-owned and managed through its existing joint-venture with Seadrill in Varia Perdana Sdn Bhd and Tioman Drilling Company Sdn Bhd, and an additional 5 units currently under construction, 3 of which will be acquired through this transaction and are expected to be delivered in 2013. In addition SapuraKencana will also be offered the right to be the manager for three further tender rigs which are not part of the transaction. These rigs, West Vencedor, T-15 and T-16, are today either owned or planned to be owned by Seadrill Partners LLC and are therefore not included in the transaction.

SapuraKencana will take over the rigs including the full tender rig organization for an enterprise value of US$ 2.9 billion. The organization will continue to operate from the existing premises in Singapore. The total enterprise value includes US$ 363 million in remaining capital expenditures linked to the newbuilds program and all the debt in the tender rig business including existing bank facilities that are expected to be approximately US$ 800 million as of December 31st 2012.

One of the main objectives of the transaction is to develop a strong leading player in the Far East market. Seadrill will, to support this position, receive a minimum of US$ 350 million in new shares of SapuraKencana. This comes in addition to the 6.4% stake that Seadrill presently owns in SapuraKencana. Seadrill will further have the right to nominate two members to the SapuraKencana board of directors (including one alternate).  Seadrill's chairman John Fredriksen is expected to be one of those members. The remaining consideration will be funded by SapuraKencana through a mix of external borrowings, a seller's note of up to US$ 187 million, internally generated funds and equity.

The MOU further stipulates that the parties will seek to grow their joint venture activities in Brazil where they were awarded 3 PLSV contracts by Petrobras in 2011. The parties also agree to establish a joint venture between Seadrill's 40 % owned subsidiary Archer Limited and SapuraKencana. The scope of such venture will be to focus on developing and expanding Archer Limited's wireline services in the Far East Asian markets.

On November 9, we resolved to launch an unconditional mandatory offer for all the issued and outstanding shares of Asia Offshore Drilling Limited ("AOD") at a price of NOK 28.71 per AOD share. The offer period in the Mandatory Offer runs from and including November 12 to 16:30 hours (CET) on 10 December 2012, and may be extended by up to two weeks. In the period between October 25 and November 9, we have acquired 685,558 shares in the company, corresponding to 1.71% of the total number of outstanding shares.

As of November 9, we own 26,376,516 shares in AOD, corresponding to 65,94% of the total number of outstanding shares in the company.

On November 12, we received a Letter of Award from Husky Oil Operations Limited for a new five-year contract for the newbuild harsh environment semi-submersible rig West Mira for operations in Canada and Greenland. Total estimated revenue potential for the contract, including mobilization and performance bonus is approximately US$1.18 billion for the five firm years.

The West Mira is currently under construction at the Hyundai Samho Shipyard in South Korea and delivery is scheduled for Q4 2014 with estimated start-up of operations during Q2 2015.

On November 12, we granted Archer a short term unsecured credit facility of US$50 million. The loan is repayable December 10, 2012 and bears an interest of 3 months LIBOR + 5%.

On November 16, a subsidiary of Seadrill entered into an agreement with Songa Offshore to acquire the ultra-deepwater semi-submersible rig Songa Eclipse for a consideration of US$590 million. The rig was delivered from the Jurong Shipyard in Singapore in 2011, and is currently operating for Total offshore Angola on a fixed contract ending in December 2013. In addition Total has three one-year options to further extend the contract. Seadrill intends to take delivery of the rig during December 2012. The purchase of the Songa Eclipse will be accounted for a business combination.